SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 3)






                            CFS BANCSHARES, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)



                   Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 12525U 10 4
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                               (CUSIP Number)



                               December 31, 2002
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                              Page 1 of 6 Pages



CUSIP NO. 12525U 10 4                                        Page 2 of 6 Pages



-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Citizens Federal Savings Bank Employee Stock Ownership Plan Trust
     62-6236556
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [x]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER

     0
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER

     31,063
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER

     0
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER

     31,063
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,063
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     22.3%
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12.  TYPE OF REPORTING PERSON

     EP
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CUSIP NO. 12525U 10 4                                        Page 3 of 6 Pages



-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Trust Company of Sterne, Agee & Leach, Inc.        63-1125970
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama
-------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0
-------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     31,063
-------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0
-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     31,063
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,063
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     22.3%
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12.  TYPE OF REPORTING PERSON

     BK
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CUSIP NO. 12525U 10 4                                        Page 4 of 6 Pages


Item 1(a) Name of Issuer:

          CFS Bancshares, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1700 Third Avenue North
          Birmingham, Alabama 35203

Item 2(a) Name of Person Filing:

          Citizens Federal Savings Bank Employee Stock Ownership Plan Trust ("ESOP"), and the following entity who serves as its trustee: The Trust Company of Sterne, Agee & Leach, Inc. ("Trustee").

Item 2(b) Address of Principal Business Office or, if None, Residence:

          ESOP:
             1700 Third Avenue North
             Birmingham, Alabama  35203

          Trustee:
             800 Shades Creek Parkway, Suite 125
             Birmingham, Alabama 35204

Item 2(c) Citizenship:

          See row 4 of the second part of the cover page provided for each reporting person.

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          12525U 10 4

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          (b) [x]  Bank as defined in Section 3(a)(6) of the Exchange Act;
          (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               31,063

          (b)  Percent of class: 22.3%



CUSIP NO. 12525U 10 4                                        Page 5 of 6 Pages


          (c)   Number of shares as to which each reporting entity has:

          (i)   Sole power to vote or to direct the vote                      0
                                                                         ------
          (ii)  Shared power to vote or to direct the vote               31,063
                                                                         ------
          (iii) Sole power to dispose or to direct the disposition of         0
                                                                         ------
          (iv)  Shared power to dispose or to direct the disposition of  31,063
                                                                         ------

          Includes 27,831 shares allocated to ESOP participants, and 3,232 shares not yet allocated to participants. The participants are entitled to direct the voting of the allocated shares. The Trustee may be deemed to own beneficially the unallocated shares held by the ESOP. Allocated shares as to which the Trustee does not receive timely voting directions from the participants and unallocated shares are voted by the Trustee as directed by the ESOP committee, consisting of directors Woolfolk, Coleman, and Lett. The committee will generally direct that these shares be voted in the same proportion as allocated shares are voted by participants, subject to the requirements of applicable law and applicable fiduciary duties.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since each reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Participants in the ESOP are entitled to receive the proceeds from the sale of the shares allocated to their accounts. The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entities are not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entities are not a member of a group.



CUSIP NO. 12525U 10 4                                        Page 6 of 6 Pages


Item 10.  Certifications.

          By signing below, each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CITIZENS FEDERAL SAVINGS BANK
  EMPLOYEE STOCK OWNERSHIP PLAN TRUST

The Trust Company of Sterne, Agee & Leach, Inc.,
As Trustee



By: /s/ Joe L. Stork                    February 14, 2003
   ---------------------                 -------------------------
   Its RPS Manager                       Date


THE TRUST COMPANY OF STERNE, AGEE &
  LEACH, INC.


By: /s/ Joe L. Stork                     February 14, 2003
   ---------------------                 -------------------------
   Its RPS Manager                       Date